SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number: 000-21742

Subsea 7 S.A.

(Translation of registrant’s name into English)

200 Hammersmith Road

London, W6 7DL

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached herewith as Exhibit 99.1 is a press release, dated March 2, 2011, whereby Subsea 7 S.A. (the “Company”) announced the publication of the 2010 Annual Report and Financial Statements and the 2010 Annual Accounts for the Luxembourg Holding Company and advised that the filing of the Annual Report on Form 20-F with the US Securities and Exchange Commission (the “SEC”) will occur later today.

The 2010 Annual Report and Financial Statements and the 2010 Annual Accounts for the Luxembourg Holding Company are attached herewith as Exhibits 99.2 and 99.3, respectively. Copies are also available on the Company’s website at http://www.subsea7.com. Copies of the Annual Report on Form 20-F may be obtained on the Company’s website or from the SEC.

The information set forth above and referred to and presented in the attached press release and Annual Report shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and referred to and presented in the press release, the Annual Report and some of the documents incorporated by reference in the Annual Report furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “seek,” and similar expressions. These statements include, but are not limited to statements as to, the impact of the combination of the Company and Subsea 7 Inc., including the expected benefits and synergies from the combination and the impact of the integration process, on the future operation of the Group; the impact of the current economic climate on the Company’s behaviour, government regulations and the Company’s business and competitive position; the expected execution and amount of projects in the Company’s backlog; the Company’s outlook for 2011, including anticipated contract awards, execution and activity levels, the size and complexity of new projects and expected revenue and margins; the expected completion date, estimated progress to completion, and estimated revenue on the Company’s projects; the utilisation of the Company’s assets, including the expected date of delivery and intended uses of certain vessels; the expected growth in the industry in which the Company operates and the Company’s ability for growth over the medium and long term, including trends in the markets in which the Company operates; the expected demand for the Company’s products and services and factors affecting such demand; the Company’s intention to maintain the focus on improving the Company’s control environment; the expected amount and timing of any future dividend payments; the sufficiency of the Company’s expected sources of cash and effectiveness of the Company’s liquidity risk management framework; the Company’s planned capital expenditure, equity investments and resources for such future expenditure; the Company’s reliance on and the expected relationship with certain clients, including negotiations regarding claims and variation costs; the extent of the Company’s obligations under certain commitments and contingent liabilities; the expected date and value of hedging transactions and financial instruments and future contractual obligations arising therefrom; the Company’s business and financial strategies, including certain cost-reduction initiatives, and the expected impact thereof; the adequacy of the Company’s insurance policies and indemnity arrangements; the future level of activity expected in the Company’s joint ventures, the access to cash held by the Company’s joint ventures, and the potential liability for failure of the Company’s joint venture partners to fulfil their obligations; foreign currency fluctuations; changes or developments of different government regulations and the potential or expected effect on the Company or the Company’s clients, including the Company’s ability to operate under different tax regimes, adapt to changes in such tax regimes and ability to defend the Company’s tax positions in potential or ongoing investigations or audits; the Company’s critical accounting policies and their effectiveness; expected corporate reporting, reporting dates, meeting dates and other communications with shareholders; anticipated future compliance with debt covenants; the Company’s intention to delist from NASDAQ and deregister and terminate its reporting obligations under the Securities Exchange Act of 1934, the timing and effectiveness of notices and filings to be made in connection with the delisting and deregistration process and the expected benefits therefrom; and the Company’s ability to obtain funding from various sources and the Company’s expected use of cash and credit facilities. The forward-looking statements reflect the Company’s current views and assumptions with respect to future events and are subject to risks and uncertainties. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, including those discussed in the Annual Report under ‘Risks and Uncertainties’, ‘Financial review’ and the quantitative and qualitative information disclosures about Market Risk contained in Note 34 ‘Financial Instruments’ to the Consolidated Financial Statements. The following factors, and others which are discussed in the Company’s public filings with the SEC, including the Annual Report, are among those that may cause actual and future results and trends to differ materially from the Company’s forward-looking statements: the Company’s ability to deliver fixed price projects in accordance with client expectations and the parameters of the Company’s bids and avoid cost overruns; the Company’s ability to collect receivables, negotiate variation orders and collect the related revenue; the Company’s ability to recover costs on significant projects; capital expenditures by oil and gas companies; the current global economic situation and level of oil and gas prices; delays or cancellation of projects included in the Company’s backlog; competition in the markets and businesses in which the Company operates; prevailing prices for the Company’s products and services; the loss of, or deterioration in the Company’s relationship with, any significant clients; the outcome of legal proceedings or governmental inquiries; uncertainties inherent in operating internationally, including economic, political and social instability, boycotts or embargoes, labor unrest, changes in foreign governmental regulations, corruption and currency fluctuations; liability to third parties for the failure of the Company’s joint venture partners to fulfil their obligations; changes in, or the Company’s failure to comply with, applicable laws and regulations; cost and availability of supplies and raw materials; operating hazards, including spills, environmental damage, personal or property damage and business interruptions caused by adverse weather; equipment or mechanical failures which could increase costs, impair revenue and result in penalties for failure to meet project completion requirements; the timely delivery of vessels on order and the timely completion of ship conversion programmes; the impact of accounting for projects on a ‘percentage-of-completion’ basis, which could reduce or eliminate reported profits; the Company’s ability to keep pace with technological changes; the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting; and other factors which are described from time to time in the Company’s public filings with the SEC, actions by regulatory authorities or other thirds parties, the impact of required divestitures or other conditions or restrictions imposed or arising out of the antitrust reviews in the U.K. and Brazil and unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and the Company’s ability to achieve benefits therefrom. Many of these factors are beyond the Company’s ability to control or predict. Given these uncertainties, you should not place undue reliance on the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUBSEA 7 S.A.

Date: March 2, 2011	By:	/s/ Simon Crowe
		Name:	Simon Crowe
		Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	Press release dated March 2, 2011 announcing the publication of the 2010 Annual Report and Financial Statements and Annual Accounts for Luxembourg Holding Company and advising regarding the filing of the Annual Report on Form 20-F.

99.2	Annual Report and Financial Statements for the fiscal year ended November 30, 2010.

99.3	Annual Accounts for the Luxembourg Holding Company for the fiscal year ended November 30, 2010.